Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of PositiveID Corporation on Form S-1/A to be filed on or about January 21, 2014 of our report dated April 16, 2013, except for Note 15, as to which the date is April 23, 2013, on our audits of the consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1/A.

/s/ EisnerAmper LLP

New York, New York

January 21, 2014